UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

April 20, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On April 15, 2004 the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact related to the modifications on the Board of Directors of the company. Attached is a free English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

- English translation of Letter 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: April 20, 2004 By : /S/ FRANCISCO CASTRO

Franciso Castro

Chief Financial Officer

Santiago, April 20, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of a Material Fact related to modification in the members of the Board of Directors of the company. Such Form is an English translation of the report that AES Gener filed in Spanish on April 15, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

April 15, 2004

MATERIAL FACT

Mr.

Alejandro Ferreiro Yazigi

Securities and Insurances Superintendent

We inform this Superintendence, as a material fact, the resolution of the Board of Directors, during the Extraordinary Session held on April 14, 2004, to accept the resignation of Mr. Erik Luckau as regular director of the company, and designate Mr. Eduardo Benini as alternate director. The reason of the aforementioned is the shift of Pablo Santamaria from Alternate Director to Regular Director.

This statement is made as a request of the Board of Directors of the company, and according to the General Ruling Number 30 of this Securities and Insurances Superintendent.

Sincerely yours,

Luis Felipe Ceron Ceron

General Manager

AES Gener S.A.